December 18, 2024

Re:	IREN Limited (f/k/a Iris Energy Limited) Form 20-F for Fiscal Year Ended June 30, 2024 Filed August 28, 2024 CIK No. 0001878848

CONFIDENTIAL
Ms. Michelle Miller
Mr. Mark Brunhofer
Division of Corporation Finance
Office of Crypto Assets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Miller and Mr. Brunhofer:

IREN Limited, formerly known as Iris Energy Limited, a company existing under the laws of Australia (the “Company” or “we”), has received a comment letter dated November 19, 2024 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended June 30, 2024

Item 5. Operating and Financial Review and Prospects
Key Indicators of Performance and Financial Condition
Net electricity costs, page 92

1.
You disclose that net electricity costs exclude the cost of REC purchases. We also note your disclosure that if your existing REC brokers were to stop selling RECs to you or otherwise limit the sale thereof, you would incur additional expense and resources to obtain sufficient RECs to maintain 100% renewable energy sources. Please explain your basis for excluding RECs from net electricity costs and how net electricity costs as presented fully reflect current electricity costs when you appear to disclose in your filing and prominently disclose on your website that you are powered by 100% renewable energy and the cost of RECs appears to be a component of this claim.

Response:      In response to the Staff’s comment, the Company respectfully advises the Staff that the Company excludes RECs from net electricity costs because the RECs that the Company purchases, which are a discretionary purchase, are to support the claims made by the Company that its data centers are powered by 100% renewable energy, and are not reflective of the underlying electricity costs of its operations. For example, in British Columbia the Company’s operations are 100% powered by renewable energy, with currently approximately 98% sourced from clean or renewable sources, including through hydroelectric sources like wind, solar and biomass, as reported by BC Hydro and approximately 2% accounted for by the purchase of RECs. To support its claims that the Childress site is powered by 100% renewable energy, the Company purchases RECs covering 100% of the energy consumption at its Childress site. In each case, the purchase of RECs is to support the renewable energy claims made by the Company, and is not reflective of the underlying electricity costs of its operations.

Liquidity and Capital Resources
Historical Cash Flows, page 102

2.
Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please revise future filings to include a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 5B and Instructions 1 and 9 to Item 5 of Form 20-F for guidance.

Response:     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has included, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the three months ended September 30, 2024, included as Exhibit 99.4 to the Report on Form 6-K furnished to the Commission on November 26, 2024 (the “Q1 MD&A”), a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a basis to understand changes in cash between periods, as set forth below. The Company respectfully advises the Staff that, in addition to the inclusions in the Q1 MD&A, its future filings will continue to include disclosure in line with the below.

Operating activities

Our net cash outflow from operating activities was $3.8 million for the three months ended September 30, 2024, compared to a net cash inflow of $3.9 million for the three months ended September 30, 2023. This decrease in operating cash flows of $(7.7) million was attributed to an increase in receipts from Bitcoin mining, AI cloud services, other revenue and interest received offset by an increase in payments for electricity, suppliers and employees.

Receipts from Bitcoin mining, AI cloud services and other revenue for the three months ended September 30, 2024 increased by $15.4 million, $3.7 million, and $0.5 million respectively, as compared to the three months ended September 30, 2023. The increase in receipts from Bitcoin mining was primarily driven by the increase in average operating hashrate and the increase in average price realized for Bitcoin mined, the increase in receipts from AI cloud services was primarily due to the Group’s expansion into the provision of AI Cloud Services to third party customers, and the increase in receipts from other revenue was due to receipts from our participation in demand response programs at Childress. We did not generate any receipts from AI Cloud Services in the prior period. Interest received for the three months ended September 30, 2024 increased by $3.0 million primarily due to interest received on term deposits that matured during the period. For further analysis of the above, refer to “Comparison of the three months ended September 30, 2024 and September 30, 2023” included within this MD&A.

The increase in cash inflows from operating activities was more than offset by an increase in cash used in operating activities primarily driven by a $30.4 million increase in payments for electricity, suppliers and employees. This was primarily due to a $23.5 million increase in electricity payments, $4.4 million increase in insurance payments and a $2.4 million increase in payments to other suppliers in the three months ended September 30, 2024. The increase in electricity payments was due to an increase in average operating hashrate, a proportionate increase in the Group's capacity at Childress and a $7.2 million one off liquidation payment to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract at Childress during the three months ended September 30, 2024. The increase in insurance payments was primarily driven by construction insurance and the continued expansion of our data center capacity at Childress. The increase in payments to other suppliers was primarily driven by the expansion of the Group's operations.

Investing activities

Our net cash outflow from investing activities was $387.1 million for the three months ended September 30, 2024, compared to a net cash outflow of $17.8 million for the three months ended September 30, 2023. For the three months ended September 30, 2024, there was an increase in cash used in investing activities of $369.3 million which was attributable to payments for computer hardware prepayments, payments for property, plant and equipment net of hardware prepayments and payments consisting of prepayments and deposits.

Payments for computer hardware prepayments included payments of $268.2 million relating to mining hardware purchases and $9.4 million relating to NVIDIA H200 GPUs purchases. The $268.2 million mining hardware purchases were paid in respect of the Bitmain Hardware Purchases Agreements as outlined in “Hardware Purchases Agreements” included within this MD&A.

Our $97.1 million payment for property, plant and equipment net of hardware prepayments primarily related to the purchase of equipment in connection with the continuing expansion of our data center capacity at Childress.

Payments consisting of prepayments and deposits included an additional $3.0 million electricity security deposit paid in relation to the Childress site in connection with the expansion to 200MW as of September 30, 2024 and a further $1.2 million payment relating to connection deposits paid in connection with the 1,400MW data center development site located in the renewables-heavy West region of Texas, USA. As of September 30, 2024 we have paid $11.7 million of connection deposits in respect of this project and are targeting an April 2026 substation energization date.

Financing activities

Our net cash inflow from financing activities was $84.6 million for the three months ended September 30, 2024, compared to a net cash inflow of $9.0 million for the three months ended September 30, 2023. For the three months ended September 30, 2024, our cash inflows comprised primarily of $84.0 million in proceeds from the sale of 9,878,075 shares under the Sales Agreement pursuant to our at-the-market program. For the three months ended September 30, 2023 our cash inflows consisted primarily of $9.3 million in proceeds from the sale of 2,202,860 shares under the Purchase Agreement pursuant to our equity line of credit, which has since been terminated.

Notes to the consolidated financial statements
Note 2. Material accounting policies
Revenue and other income recognition
Bitcoin mining revenue, page F-15

3.	We note your bitcoin mining revenue policy. Please address the following:

•
You disclose that that your performance obligation is to provide computing power (hashrate), however we observe that hashrate is speed, generally quoted in computations per second. We believe your disclosure requires a more precise description of your performance obligation. Please tell us whether a more accurate description of your performance obligation is a service to perform hash calculations for the pool operator, and if so, represent to us that you will revise your disclosure in future filings.

•
You disclose that your mining pool contracts can be terminated at any time by either party without substantive compensation to the other party for such termination, that upon termination, the mining pool operator (i.e., the customer) is only required to pay amounts due related to previously satisfied performance obligations and that therefore, the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. Confirm for us that your agreements are continually renewed as a result of either party being able to terminate the agreement at any time without penalty and therefore result in a duration that is less than 24 hours. If this is true, represent to us that you will revise your disclosure in future filings to properly state the causal relationship (i.e., contracts are less than 24 hours in duration as a result of them being continuously renewed and not vice versa) and link the continuously renewal determination to the termination rights in your agreements.

Response:       In response to the Staff’s comment, the Company respectfully acknowledges that hashrate is speed, generally quoted in computations per second and may not, by itself, directly describe the underlying service performed. In future filings the Company will reflect the nature of the computing services provided, being the provision of services to perform hash calculations.

The Company respectively advises the Staff that its contracts with the mining pools are continually renewed as a result of either party being able to terminate the agreements at any time without penalty and therefore result in a duration that is less than 24 hours. The Company will revise future disclosures to reflect this.

4.
You disclose on page 88 and elsewhere that you liquidate all the Bitcoin you mine daily, that the mining pools you utilize transfer the Bitcoin earned to Kraken on a daily basis and that you typically withdraw fiat currency proceeds from Kraken on a daily basis. We note that you also classify receipts from bitcoin mining activities within cash flows from operating activities. Please address the following:

•
Represent to us that you will disclose your accounting policy for crytpo assets in future filings and separately tell us your basis therefor if you classify bitcoin other than an intangible asset in accordance with IAS 38.

•
Tell us how you considered IAS 7.16(b) which gives cash receipts from sales of intangible assets as an example of cash flows arising from investing activities. Provide us the general time frame you hold cryptocurrencies mined, including the average, maximum and minimum time you held them during the periods presented.

Response:     In response to the Staff’s comment the Company respectfully advises the Staff that future filings will include an accounting policy for digital assets. The Company will include a policy in its material accounting policies note stating that, in line with IAS 38, digital assets such as Bitcoin are classified as intangible assets due to their lack of physical substance and non-monetary nature.

The Company respectively acknowledges that IAS 7.16(b) generally classifies cash receipts from the sale of intangible assets as cash flows arising from investing activities. However, given the specific circumstances of the Company’s operations, the Company has considered IAS 7.14 which notes that cash flows from operating activities are primarily derived from the principal revenue-producing activities of the Company. The principles outlined in IAS 7.15 further support this methodology. The Company has also considered the IAS 7.6 definition of investing activities being “acquisition and disposal of long-term assets and other investments not included in cash equivalents”. Bitcoin mining is the Company’s principal revenue-generating activity, and the mined Bitcoin is converted to fiat currency almost immediately, making it an integral part of the Company’s operating cycle, akin to the sale of goods.  Consequently, the Company respectively considers the classification of Bitcoin mined as cash flows arising from operating activities. The Company will clarify the basis for this classification in future filings.

Over the three periods presented, the Bitcoin mined was automatically deposited from each pool and manually liquidated daily in Kraken with the weighted average time held each day being less than 4 hours. The minimum time held was less than 1 minute with the maximum time held was 23 hours excluding one liquidation in July 2022 whereby a deposit was held for 25 hours due to a logistical issue on that date. The valuation impact of the logistical issue was assessed and not considered material.

AI cloud services revenue, page F-16

5.	We note that you recognize AI cloud service revenue, which is measured at fair value, ratably over the enforceable term of the contract as services are provided. Please address the following:

•	Tell us and enhance future filings to more fully describe the AI cloud services you provide;

•
Tell us and enhance future filings to identify the specific rights and performance obligations of each of the parties in the arrangements for the AI cloud services you provide, the nature of consideration you receive, i.e. cash or otherwise, and your application of the authoritative accounting guidance; and

•	Tell us whether your AI cloud service contracts meet the definition of a lease under IFRS 16 and provide a discussion of your analysis.

Response:     In response to the Staff’s comment the Company respectfully advises the Staff that the Company utilizes NVIDIA Graphic Processing Units (“GPUs”) and ancillary equipment to provide access to scalable infrastructure to provide cloud computing, computational power, storage and support services. These services support a wide range of AI applications used and developed by our customers.

In line with the requirements of IFRS 15, the Company applies the following steps in recognizing AI cloud services revenue:

1.	Identify the contract with a customer including an assessment of the enforceable rights and obligations present;

2.	Identify the individual performance obligations in the contract;

3.	Determine the transaction price for each obligation;

4.
Allocate the transaction price to the performance obligations. If the contract contains performance obligations (e.g. storage and cloud computing services), the transaction price is allocated at the stand-alone selling price; and

5.
Recognize revenue when the performance obligations are recognized. As the performance obligations are satisfied over time, revenue is measured at the fair value of the consideration received and is recognized ratably over time as performance obligations are satisfied, in accordance with IFRS 15.

Consideration of the contracts with customers is received in the form of cash.

The Company respectfully advises the Staff that it will include such disclosures in future filings.

The Company has considered the steps in identifying a lease in accordance with IFRS 16. Specifically, the Company notes IFRS 16.9 which outlines a lease as the right to control the use of an identified asset for a period of time in exchange for consideration. The Company’s arrangements with AI cloud services customers do not provide the customer with a right to control an identified asset. The Company retains the ability to swap out GPUs and retains full physical and electronic control over the hardware. As customers do not have the right to direct the use of an identified asset, the arrangement does not constitute a lease under IFRS 16.

Note 4. Operating segments, page F-24

6.
We note that you disclose Australia as the geographical region for which the substantial majority of the revenue services were provided whereas you disclose that the underlying assets utilized to generate these revenues are predominantly located in North-America. Please tell us your basis for apparently allocating all your mining revenues to Australia and represent to us that you will disclose the basis for allocating revenue to individual countries. Refer to IFRS 8: Operating Segments; paragraph 33(a).

Response:    In response to the Staff’s comment the Company respectfully advises that all Bitcoin mining revenue generated during the periods presented has been earned through the services provided under the contracts entered into by the Australian domiciled parent entity, IREN Limited (f/k/a Iris Energy Limited) and the respective third-party mining pools.

The services provided by the Company are supported by intercompany agreements between the parent entity and certain foreign subsidiaries which provide the parent entity with computing services that perform hash calculations. The parent entity has elected to direct the output of such computing services to the third-party pools at its own discretion. Consequently 100% of Bitcoin mining revenue is attributable to the Australian domiciled parent entity and disclosed accordingly in line with IFRS 8.33(a).

Note 14. Property, plant and equipment, page F-33

7.
We note the $91,608,000 of impairment charges recorded in fiscal 2023 and the reversal of $108,000 of those charges associated with development assets in fiscal 2024. We also note the $12,961,000 impairment of computer hardware prepayments in fiscal 2023 as disclosed in Note 12 on page F-31. Please address the following as it relates to the portion of the impairments not associated with the Non-Recourse SPVs that were deconsolidated on February 3, 2023 and reference for us, where appropriate, the specific authoritative literature you relied upon to support your accounting:

•
Provide us your analyses supporting the impairments of both mining hardware and computer hardware prepayments. Separately for each of these impairments, ensure that your response includes, but is not limited to, the following:

o	Confirm that you recorded the impairments at December 31, 2022 or tell us specifically when during the quarter then ended that you recorded the impairments;
o	The impairment indicators identified;
o	How you determined the recoverable amounts; and
o	The recoverable amounts derived.

•
As the general market prices of bitcoin improved dramatically during fiscal 2024 (especially toward the middle and latter part of the year) since December 31, 2022, tell us your consideration for reversing part of the impairments recorded.

Response:      In response to the Staff’s comment, the Company respectfully advises the Staff that the specific impairment referred to was recorded as at December 31, 2022. The Company respectively refers the Staff to the disclosed analysis of the impairments presented in Note 16 of the consolidated financial statements for the year ended June 30, 2023 included in the Annual Report.

As at December 31, 2022, an impairment analysis was prepared as it was determined that impairment indicators existed including a decline in Bitcoin prices and value of mining hardware.

Management estimated the fair value less cost of disposal (FVLCOD) of the mining hardware and computer hardware prepayments in line with IFRS 36.22 as the FVLCOD was higher than the estimated value in use. This was performed using the market approach, based on observable market prices for similar assets. As a result, an impairment of $25,700,000 was recognized on the Group’s mining hardware and an impairment of $64,824,000 for mining hardware owned by the Non-Recourse SPVs, resulting in a total impairment on mining hardware of $90,524,000. Further, an impairment expense of $1,084,000 was recorded for development assets as at December 31, 2022.

In relation to computer hardware prepayments an impairment of $11,301,000 was recorded in respect of S19j Pro mining hardware that was yet to be delivered to the Group as at December 31, 2022. The same FVLCOD methodology was applied to these prepayments with the fair value of S19j Pro mining hardware at the time used to estimate the fair value of the underlying prepayments. Similarly, $1,660,000 of the $12,961,000 impairment recorded on computer hardware prepayments related to assets attributable to the Non-Recourse SPVs.

In response to the Staff’s comment regarding the improvement in general market pricing of Bitcoin during fiscal 2024, the Company respectfully advises that $64,824,000 of the $91,608,000 impairment of property, plant and  equipment referred to was allocated to assets that were subsequently deconsolidated from the Group in February 2023. The remaining impairment of $25,700,000 was primarily in respect of S19j Pro mining hardware which was replaced by more efficient hardware as part of a mining re-fleet. As disclosed in the Consolidated Financial Statements for the year ended June 30, 2024, following the announcement of the upgrade of the mining fleet in May 2024, the Company adjusted the associated useful lives of all S19jPros accelerating depreciation of the assets to an expected residual value of $3/TH with an estimated disposal date of September 30, 2024. Accordingly, the Company does not consider any reversal of impairments was required.

Note 24. Financial Instruments
Power Supply Agreement, page F-44

8.
We note that you entered into a Power Supply Agreement (PSA) for the procurement of electricity at the Childress site in which you have the right to purchase a fixed quantity of electricity in advance at a fixed price, with no obligation to take physical delivery and any unused electricity purchased is sold to the PSA counterparty at the prevailing spot price at the time of curtailment. Please tell us and enhance future filings to clarify the following:

•	The term of the PSA and total MWs that you have the right to purchase;

•
You characterize the electricity financial asset as "prepaid electricity" on page F-18 and the right to purchase electricity "in advance" on page F-44. In your response to the preceding bullet, explain how far in advance payments are made for future electricity purchases and the frequency and timing of additional payments under the PSA;

•
Provide more detail on how you apply the forward price approach identified on pages F-18 in Note 2 and F-45 in Note 25. In this regard, you indicate that the fair value of the electricity financial asset is calculated by multiplying the quantity of electricity prepaid by a forward price in the principal market but it is unclear whether you prepay for electricity for the entire duration of the PSA. If you do not prepay for the entire contract, tell us your consideration for valuing the asset over the entire duration of the contract;

•	What the unrealized loss represents if unused electricity is sold and the fair value is determined using the forward price approach;

•
If true, that power usage is not a variable input in fair value determination of the PSA fair value as under the terms of the PSA, the price and quantity of power are fixed. If not true, tell us why not; and

•
Enhance your rollforward of the change in fair value to disaggregate financial assets realized between gains and losses and/or change in forward prices for the periods presented. In this regard, as you either use power or elect to sell it back in exchange for credits against future power costs, it would appear that settlements occur each period. In your response, tell us how settlements are calculated for purposes of the requested disclosure and how such amounts reconcile to the realized gain on financial assets recognized of $ 4.1 million.

Response:       In response to the Staff’s comment, the Company advises that the PSA was effective from April 3, 2023 and terminable by either party with a 30 day notice period or until both parties fulfill their contracted obligations. Under the terms of the PSA, the Company had the ability to contract up to 600MW at a fixed price agreed at least 60 days prior to the relevant monthly usage period.

Contracted electricity amounts were typically prepaid in full at least 30 days in advance of each relevant monthly usage period. Electricity was not prepaid for the entire duration of the PSA.

Under the terms of the PSA, any unused electricity during the monthly usage period was sold back to the ERCOT power market by the PSA counterparty at the prevailing spot price.

The fair value of the asset was determined by adjusting the prepaid electricity amount for future usage periods by the unrealized gain or loss on the contracted quantities. As noted above, prepayments were generally made at least 30 days prior to the corresponding monthly usage period.

The unrealized gain or loss reflects the difference between the prepaid price contracted for future usage periods and the EROCT forward price as of the valuation date, multiplied by the contracted quantity for each respective future usage period. The valuation period for each relevant monthly usage period began upon agreement of the contracted quantity and price for that period. A realized gain or loss was recorded at the conclusion of the respective monthly usage period.

Power usage was not a variable input in determining the fair value of outstanding contracted amounts as the quantity prepaid for future periods was fixed as at the valuation date.

If electricity was sold back to the ERCOT power market at a spot price higher than the contracted price, a realized gain was recorded. Conversely, if the spot price was lower than the contracted price, a realized loss was recognized. The realized gain or loss was determined by calculating the difference between the spot price received on the unused electricity and the contracted price for the corresponding period.

As of June 30, 2024, the unrealized loss reflects the difference between the contracted price for July and August 2024 and the forward price as of June 30, 2024, for each respective period. This difference was multiplied by the contracted quantities for the respective periods.

Realized gains/(losses) are recorded on settlement at the end of the relevant monthly usage period. The realized gain of $4.1 million represents the aggregate difference between the contracted price and the spot price achieved from the sale of unused electricity to the ERCOT market during the financial year ended June 30, 2024. This is presented net of the financial asset realized in the reconciliation referred to in Note 24.

On August 23, 2024, the Company signed an addendum to the PSA which enables the purchase of electricity at the prevailing spot rate. Consequently, the Company does not expect to have such financial assets recorded on the consolidated statement of financial position in future periods. The Company will respectively revise future disclosures to reflect the Staff’s comments if such instruments were entered into in the future.

Should any questions arise, please do not hesitate to contact me at +61 410 196 531 or belinda.nucifora@iren.com, or the Company’s U.S. counsel, Marcel Fausten of Davis Polk & Wardwell at (212) 450-4389 or marcel.fausten@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Belinda Nucifora

Belinda Nucifora

cc:

Daniel Roberts, Co-Chief Executive Officer of the Company

William Roberts, Co-Chief Executive Officer of the Company